UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABOUT CORPORATE FINANCE CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Avenue of the Stars, Suite 2460
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark T. Manzo (201) 519-1905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates, LLC
(Name – *if individual, state last, first, middle name*)

11 Broadway, Suite 700	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas De _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ABOUT CORPORATE FINANCE CORPORATION _____ , as
of December 31, _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

CEO
_____
Title



_____
Notary Public _See attached_

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of <u>Los Angeles</u>

Subscribed and sworn to (or affirmed) before me on this <u>25th</u> day of <u>February</u> , 20<u>19</u> , by <u>THOMAS DE</u>  ,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

C. R. TOWLES
COMM. #2150144
Notary Public - California
Los Angeles County
My Comm. Expires May 19, 2020

(Seal)   Signature_____



YSL & Associates LLC

| Certified Public Accountants | Member of Parker Randall International |

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Stockholder of
About Corporate Finance Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of About Corporate Finance Corporation (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as About Corporate Finance Corporation's auditor since 2013.

New York, NY

February 25, 2019

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holdings Corporation)
Statement of Financial Condition
December 31, 2018

TABLE OF CONTENTS

	Page(s)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABOUT CORPORATE FINANCE CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Avenue of the Stars, Suite 2460
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Manzo (201) 519-1905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates, LLC
(Name – *if individual, state last, first, middle name*)

11 Broadway, Suite 700	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Thomas De_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_ABOUT CORPORATE FINANCE CORPORATION_____ , as
of _December 31,_____ , 20 _18_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

CEO

_____

Title

_____
        Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holdings Corporation)
Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	265,820
Due from Parent & Affiliates		127,883
Other assets		1,225
Total Assets	**$**	**394,928**
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	5,939
Due to Affiliate		40,112
Total Liabilities		46,051
Stockholder's Equity		
Common stock, no par value, 3000 shares authorized		
2,234 shares issued and outstanding		
Additional paid in capital		197,760
Retained earnings		151,117
Total Stockholder's Equity		348,877
Total Liabilities and Stockholder's Equity	**$**	**394,928**

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

About Corporate Finance Corporation (the "Company"), previously known as Foundation Markets Corporation, is a broker-dealer and as such is registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of About USA Holdings Corporation (the "Parent").

The Company acts primarily as a private placement broker-dealer.

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from private placement fees upon completion of the private placement offering and M & A transactions over the life of the underlying agreement. The Company closes deals whereby there is potential to earn a deferred fee in the future. The revenue is contingent upon the client meeting specific future financial performance thresholds. Therefore, any contingent revenue related to this transaction will not be recognized until the performance is met and payment is reasonably assured.

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holding Corporation)
Notes to Financial Statements
December 31, 2018

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition Continued

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

Cash and Cash Equivalents

For the purposes of balance sheet classification and statement of cash flows presentation, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company currently maintains a cash balance at a bank that is insured by the Federal Deposit Insurance Corporation. At times the cash balance may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. The Company has not incurred such a loss in the past.

Concentration Risk
One contract accounted for 100% of the total revenue in 2018.

Income Tax

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

If we determine that we would be able to realize out deferred tax assets in the future in excess of their net recorded amount, we would make
an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

3. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets which is three years.

Fixed assets at December 31, 2018 consists of:

Computer equipment and software	$51,775
Less: Accumulated depreciation	(51,775)
	$ -0-

Depreciation expense for the year ended December 31, 2018 amounted to $727.

During 2018, the book value of all fixed assets was fully depreciated.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $219,769 which was $214,769 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .21 to 1.

5. RELATED PARTY TRANSACTIONS

The Company maintains an expense sharing agreement with its Parent, About USA Holding Corporation, whereby a portion of the monthly rent is to be allocated to the Company.

5. RELATED PARTY TRANSACTIONS CONTINUED

Total rental expense for the year ended December 31, 2018, was $19,524.

At December 31, 2018, the Company owed its Parent $3,035.

The Company maintains an expense sharing agreement with About Corporate Finance Ltd whereby a portion of IT and Telephone expense is allocated to the Company.

During 2018, the Company recorded approximately $9,925 in managerial services and $12,861 in combined IT and Telephone expense pursuant to the expense sharing agreement.

At December 31, 2018, the Company owed About Corporate Finance Ltd $37,077.

Per agreement with ACF USA Corporation ("ACF USA"), an affiliate of the Company, ACF USA will pay the Company 100% of retainer fees received and 20% of Success Fees received by ACF USA under the Transferred Contract, in relation to the M&A business sold by the Company to ACF USA in 2015.

6. INCOME TAXES

Our company is included in the consolidated tax return of About USA Holdings Corporation ("the Parent"). We calculate the provision for income taxes by using a "separate return" method. Under this method, we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return.

We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results.

Any differences between the tax provision (or benefit) allocated to us under the separate return method and payments to be made to (or received from) the Parent for tax expense are treated as either loans or capital contributions. Accordingly, the amount by which our tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of the Parent is periodically settled as a loan from the Parent to the Company.

6. INCOME TAXES CONTINUED

The federal and state income tax provision (or benefit) is summarized as follows:

	Year ended December 31, 2018
Current	
Federal income provision/(benefit)	$ (185,472)
State income provision/(benefit)	(32,750)
Total	$ (218,222)

For the year ended December 31, 2018, we recorded a net valuation allowance release of $8,056 on the basis that the losses generated in the current year and NOL carry forward from the prior years are fully utilized for current tax benefits on the consolidated return bases by the taxable income of the affiliated companies.

The amount of tax-related balances due from affiliates as of December 31, 2018 is $127,883.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require the financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all years subsequent to 2014.

At December 31, 2018, the Company had a deferred tax asset of $8,056. Based on the Company's financial projections, management believes it is more likely than not that there will not be profits against which the deferred tax asset can be offset. Accordingly, the Company recognizes a valuation allowance in the amount of $8,056 that fully offsets the deferred tax assets.